# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elite Health Systems Inc., CIK 0001089815
CUSIP: 90336K101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1131 W 6th Street, Suite 225, Ontario, California (CA), 91762
Date of event which requires filing of this statement: 02/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000919489

## Reporting persons
- Allen Holding Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,578,489; sole dispositive power 0; shared dispositive power 1,578,489; aggregate amount beneficially owned 1,578,489 (7.6% of the class)
  Comment: * Represents shares held by Allen & Company Incorporated.
  ** Calculated based on 20,759,924 shares of common stock outstanding as of January 31, 2025, as disclosed by the Issuer.
- Allen & Company Incorporated: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,578,489; sole dispositive power 0; shared dispositive power 1,578,489; aggregate amount beneficially owned 1,578,489 (7.6% of the class)
  Comment: ** Calculated based on 20,759,924 shares of common stock outstanding as of January 31, 2025, as disclosed by the Issuer.
- Herbert A. Allen: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,578,489; sole dispositive power 0; shared dispositive power 1,578,489; aggregate amount beneficially owned 1,578,489 (7.6% of the class)
  Comment: * Represents shares held by Allen & Company Incorporated.
  ** Calculated based on 20,759,924 shares of common stock outstanding as of January 31, 2025, as disclosed by the Issuer.

## Item 1. Issuer
Name of issuer: Elite Health Systems Inc.
Address of issuer's principal executive offices: 1131 W 6th Street, Suite 225, Ontario, CA 91762

## Item 2. Person Filing
Name of person filing:
Allen & Company Incorporated

Allen Holding Inc.

Herbert A. Allen
Address of principal business office or, if none, residence:
Allen & Company Incorporated
711 Fifth Avenue
New York, New York 10022

Allen Holding Inc.
711 Fifth Avenue
New York, New York 10022

Herbert A. Allen
711 Fifth Avenue
New York, New York 10022
Citizenship:
Allen & Company Incorporated
Citizenship: New York

Allen Holding Inc.
Citizenship: Delaware

Herbert A. Allen
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,578,489
Percent of class: 7.60
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,578,489
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,578,489

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Allen Holding Inc.: /s/ Peter DiIorio on behalf of Allen Holding Inc., General Counsel (02/26/2025)
- Allen & Company Incorporated: /s/ Peter DiIorio on behalf of Allen & Company Incorporated, General Counsel (02/26/2025)
- Herbert A. Allen: /s/ Herbert A. Allen, Herbert A. Allen (02/26/2025)